Exhibit 99.1

Dear Magma Employee:

I am pleased to announce that our stockholders have approved the Stock Option Exchange Program previously authorized by our Board of Directors and announced in April. This program will allow employees holding options with exercise prices of $10.50 per share or greater to exchange such options for a lesser number of new options with an exercise price equal to the closing trading price of Magma stock on the date the new options are granted (anticipated to be in August).

If you hold eligible options, you will receive an “Offer to Exchange” describing in detail the terms and conditions of the program. We currently expect to distribute the Offer to Exchange by the end of next week. The program will begin on the day the Offer to Exchange is distributed.

When it becomes available, you should carefully review the Offer to Exchange and the other documents to which the Offer to Exchange refers you before making your decision on whether to participate in the program. Prior to distribution of the Offer to Exchange, you can go to Magma’s corporate intranet and click on Magma Option Exchange Program to review previously distributed information about the program.

Please note that Magma cannot make recommendations or give advice as to whether you should exchange your existing options for new options in this program. However, if you have questions about how the program will work, please contact Susan Berry or Camellia Ngo.

With thanks for your continued service,

Rajeev Madhavan

CEO and Chairman of the Board of Directors of Magma Design Automation, Inc.